EXECUTION COPY



# FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**Report of Foreign Private Issuer**

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2002

HANARO TELECOM, INC.
(Name of the Registrant)



Kukje Electronics Center Bldg., 24th Floor
Seocho-dong 1445-3, Seocho-ku
Seoul, Korea 137-728
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _√_ Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No _√_

Hanaro Telecom, Inc. (the "Company") is furnishing under cover of Form 6-K, (a) a notice filed with KOSDAQ and the Financial Supervisory Commission of Korea on August 27, 2002, regarding a lease of its building to its affiliated company; and (b) an English summary of such notice.

# 최대주주등과의 부동산임대

| | | | | | | |
|---|---|---|---|---|---|---|
| 1. 성명(법인명) | | | 드림라인주식회사 | | | |
| - 회사와의 관계 | | | 계열회사 | | | |
| 2. 부동산임대 내역 | | | | | | |
| 가. 임대일자 | | | 2002년 08월 27일 | | | |
| 나. 임대목적물 | | | 건물 (3평) | | | |
| 다. 소재지 | | | - 대구광역시 달서구 송현동 1915-6 하나로통신(주) 달서교환국사 (1.5평)<br>- 대구광역시 수성구 노변동 4-2 하나로통신(주) 수성전송국사 (1.5평) | | | |
| 라. 거래내역 | 임대기간 | 시작일 | 2002년 08월 27일 | | | |
| | | 종료일 | 2003년 08월 26일 | | | |
| | 보증금 (원) | | 4,500,000 | | | |
| | 임대료 (원) | | 1,600,000 | | | |
| 3. 거래의 목적 | | | 국사로 임대 | | | |
| 4. 결정일(이사회결의일) | | | 2002년 08월 27일 | | | |
| - 사외이사 참석여부 | | | 참석(명) | - | 불참(명) | - |
| - 감사 참석여부 | | | 불참 | | | |
| 5. 공정거래법 해당여부 | | | 아니오 | | | |
| 6. 기타 | | | - 보증금 (달서구 송현동 : 2,250,000원<br>수성구 노변동 : 2,250,000원)<br>- 임대료 (달서구 송현동 : 800,000원<br>수성구 노변동 : 800,000원)<br>- 임대료는 연간 부대설비비임<br>- 결정일은 계약일자 임. | | | |
| ※ 관련공시일 | | | - | | | |

[English Summary]

# Hanaro Telecom, Inc.

## Lease of Real Estate to Affiliated Company

| | | |
|---|---|---|
| 1. Name (Name of Lessee) | | Dreamline Co., Ltd. |
| - Relation with Our Company | | Affiliated company |
| 2. Details of Lease | | |
| a. Date of Lease | | August 27, 2002 |
| b. Real Estate subject of Lease | | Building |
| c. Location | | O 1915-6 Songhyun-dong, Dalsuh-ku, Daekoo<br>O 4-2 Nohbyun-dong, Soosung-ku, Daekoo |
| d. Specifics of Lease | Period of Lease | August 27, 2002 – August 26, 2003 |
| | Deposit (KRW) | 4,500,000 |
| | Rent (KRW) | 1,600,000 |
| 3. Purpose of Lease | | To lease to Dreamline for its use as transmission offices. |
| 4. Date of Decision (Resolution Date of Board of Directors) | | August 27, 2002 |
| - Presence of Outside Director(s) | | - |
| - Presence of Auditor(s) | | - |
| 5. Applicability of Fair Trade Act | | - |
| 6. Others | | - Key money deposit<br>Songhyun office : KRW2,250,000<br>Nohbyun office : KRW2,250,000<br>- Rent<br>Songhyun office : KRW800,000<br>Nohbyun office : KRW800,000 |

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**Hanaro Telecom, Inc.**

Date: August 30, 2002

By: /s/ Kyu June Hwang
Name: Kyu June Hwang
Title: Managing Director